JPMORGAN TRUST I

JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 15, 2024

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (File Nos. 333-103022 and 811-21295)

JPMorgan Trust IV (File Nos. 333-208312 and 811-23117)

(each, a “Trust” and together the “Trusts”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on October 2, 2024 in connection with: (i) Post-Effective Amendment No. 678 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 679 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of JPMorgan Trust I; and (ii) Post-Effective Amendment No. 144 under the Securities Act (Amendment No. 145 under the Investment Company Act) to the Registration Statement on Form N-1A of JPMorgan Trust IV (collectively, the “Registration Statements”), which were filed pursuant to Rule 485(a) under the Securities Act on August 29, 2024 with respect to certain series of the Trusts reflected on Schedule A of this letter (the “Funds”). For your convenience, we have restated your comments below followed by our responses. Except as otherwise noted below, we will incorporate the changes referenced below into each Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS COMMENTS

What are the Fund’s main investment strategies?

Comment 1:  The glidepath labels still use the terms “Spending Phase” and “Savings Phase”. Please consider revising each Fund’s glidepath labels for consistency given the investment strategy changes.

Response:    We confirm that each Fund’s glidepath labels were updated in the 485(a) filings to use “Years to retirement” in place of “Savings Phase” and “Years after retirement” in place of “Spending Phase” and that the updated terms will continue to be used for the glidepaths in the 485(b) filings.

The Fund’s Past Performance

Comment 2:  Please include the returns for the newly added broad-based benchmark in the Average Annual Total Returns table for each of the Funds. Additionally, please add disclosure regarding the reason for each Fund’s primary benchmark change.

Response:    We confirm that the Average Annual Total Returns tables will be updated to include the broad-based benchmark returns and disclosure regarding the reason for the benchmark changes will be added for each Fund in the 485(b) filings.

Comment 3:  Please add the past performance information for the SmartRetirement 2065 Fund and SmartRetirement Blend 2065 Fund as each Fund has been in operation for more than a year.

Response:    We confirm that the performance information for each Fund, including the Smart Retirement 2065 Fund and SmartRetirement Blend 2065 Fund, will be updated in the 485(b) filings.

GENERAL

Comment 4:  Given that the SmartRetirement and SmartRetirement Blend Funds have almost identical names and disclosures, please consider whether it is clear from their respective prospectuses what the differences are, including investment allocations between active/passive funds and the fact that annual fund fees and expenses, and overall expenses for the SmartRetirement Funds are significantly higher than those for the SmartRetirement Blend Funds.

Response:    The name, investment objective and policies of the SmartRetirement Funds and SmartRetirement Blend Funds are similar; however, these offerings have important differences, as noted in the “What are the Fund’s main investment strategies?” sections of the prospectuses. We have reviewed our current disclosure for the SmartRetirement Funds and SmartRetirement Blend Funds and respectfully think that we do not need to revise the investment strategy disclosure for either suite of funds. The SmartRetirement Blend Funds prospectuses contain disclosure that states “Blend” in the Funds’ name means that the Funds’ adviser uses passive underlying funds and strategies as well as actively-managed underlying funds and strategies. There is also prospectus disclosure around how the adviser allocates assets between actively-managed underlying funds and passive underlying funds. Additionally, because there is a higher allocation of actively-managed underlying funds in the SmartRetirement Funds, the annual fund fees and expenses, and overall expenses are higher than those of the SmartRetirement Blend Funds.

Should members of the Staff have any questions or comments concerning this letter, please call or email Erika Messbarger at (602) 383-1747 or erika.k.messbarger@jpmchase.com, or the undersigned at (917) 687-8317 or carmine.lekstutis@jpmorgan.com.

Sincerely,

/s/ Carmine Lekstutis

Carmine Lekstutis

Assistant Secretary

Schedule A

JPMORGAN TRUST I

JPMorgan SmartRetirement® Income Fund

JPMorgan SmartRetirement® 2020 Fund

JPMorgan SmartRetirement® 2025 Fund

JPMorgan SmartRetirement® 2030 Fund

JPMorgan SmartRetirement® 2035 Fund

JPMorgan SmartRetirement® 2040 Fund

JPMorgan SmartRetirement® 2045 Fund

JPMorgan SmartRetirement® 2050 Fund

JPMorgan SmartRetirement® 2055 Fund

JPMorgan SmartRetirement® 2060 Fund

JPMorgan SmartRetirement® Blend Income Fund

JPMorgan SmartRetirement® Blend 2020 Fund

JPMorgan SmartRetirement® Blend 2025 Fund

JPMorgan SmartRetirement® Blend 2030 Fund

JPMorgan SmartRetirement® Blend 2035 Fund

JPMorgan SmartRetirement® Blend 2040 Fund

JPMorgan SmartRetirement® Blend 2045 Fund

JPMorgan SmartRetirement® Blend 2050 Fund

JPMorgan SmartRetirement® Blend 2055 Fund

JPMorgan SmartRetirement® Blend 2060 Fund

JPMORGAN TRUST IV

JPMorgan SmartRetirement® 2065 Fund

JPMorgan SmartRetirement® Blend 2065 Fund

3